Michael S. Krome, Esq.

Attorney-at-Law

8 Teak Court

Lake Grove, New York  11755

Tel.:

(631) 737-8381

Fax:

(631) 737-8382

email:

michael@kromelaw.com

Cheryl A. Krome

Ronald Krome

Legal Assistants

       June 18, 2008

Ms. Jennifer Hardy, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Reference:

Skreem Entertainment Corp.

Information Statement on Schedule 14C

Filed:

May 30, 2008

File No. 000-52677

Dear Mr. Schwall:

             Enclosed herewith for filing on behalf of Skreem Entertainment Corp. (the “Company”), please find the Company’s Amendment No. 1 to its Information Statement on Schedule 14C, marked to show the changes to the Company’s Information Schedule on Schedule 14C, as filed with the Securities and Exchange Commission on May 30, 2008.

We received your letter of June 11, 2008, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions, which pertain to the Information Schedule on Schedule 14C, and we hereby submit the following responses to the numbered comments.

General

1.

We note comments you made to the staff and certain disclosure in the filing regarding the termination of the acquisition agreement with Diversified Global Holdings. Inc.  Please disclose why you are changing your name to Diversified Global Holdings, Inc. in light of the termination of the acquisition agreement.  Additionally, please tell us supplementally with a view towards disclosure, how you can legally change your name to Diversified Global Holdings. Inc., an unrelated entity that already has that name.  Please tell us whether you have any pending business combinations with Diversified Global.  Please tell us whether you have informed Diversified Global that you are changing your name to their name.

Diversified Global Holdings (DGH), Inc., is a Delaware Corporation.  We are amending the name of the corporation to Diversified Global Holdings, Inc., in the state of Nevada.  We have not discussed this name change with Diversified Global Holdings (DGH), Inc., nor do we think there is any conflict with using a similar name in a different state.  Upon information and belief, the Delaware Corporation is not publicly traded, nor is it likely to become publicly traded.  Furthermore, while the names are very similar, they are not exactly the same.  Finally, the Board of Directors has decided that the business of the company should be modified to seek out additional business opportunities in this and other fields.  As a result, the change of name makes a better description of the business model of the company.

2.

We note several instances in your filing where it is unclear that the transaction with Diversified Global Holdings has been terminated.  Please revise to remove all references to the DGH transaction that either state or imply the transaction will occur. Some examples include the following:

•

On page 2, “This Information Statement describing the approval of the Share Increase and transaction with Diversified Global Holdings ....”

•

On page 5, “The Board of Directors believes that the Reverse Split and Acquisition Agreement will benefit all stockholders ....”

•

On page 6, “The Board 0f Directors has determined that the name of the corporation will be amended to reflect the new business of the company, that being DGH.”

•

On page 6, “Pursuant to the terms of the Agreement the Registrant shall acquire 100% of the issued and outstanding shares of Diversified ....”

We have undated and revised the Schedule 14C as appropriate and necessary to remove the references to the acquisition of the assets.

3.

We note several instances throughout your filing in which the dates appear outdated.  Please update. Some examples include the following:

•

On page 4, you state that March 31, 2006 was the end of the company's last completed fiscal year.

•

On page 5, you state that the Certificate of Amendment to the company's Certificate of Incorporation will be filed with Secretary of State of Nevada on October 31, 2007.

Principal Stockholders. page 3

4.

Please clarify whether the par value per share of common stock is $.0001 as stated on page 2 or $.001 as stated on page 3.

We have revised all references to $0.0001 to read as $0.001.

5.

In footnote 1 please enumerate the number of shares owned by Martin Consultants and Am-Pac Investments and provide an address for Jeffrey Martin.  See Item 403 of Regulation S-K, as required by Item 6(d) of Schedule 14A.

We have revised the information contained in the table regarding the principal shareholders.

Purpose of Reverse Stock Split, page 5

6.

We note your statement that the Information Statement contains more detailed descriptions of the terms of the stock split.  Please either disclose the page number containing this information or remove the statement.

We have removed the following from the Information Statement, “This Information Statement contains more detailed descriptions of such terms.”

Reverse Split on the Company, page 6

7.

We note your statement that “The number of authorized shares of common stock will not change as a result of the Reverse Split, and will increase as a result of the description contained above.” You appear to be referring to the increase in authorized shares of common stock. If so, please clarify this.

We have revised the section to read as follows:

“The number of authorized shares of Common Stock will not change as a result of the Reverse Split, and will increase as a result of the description contained above regarding the increase of the total authorized shares of common stock to be filed by the Company.”

Purpose of Proposed Share Increase, page 6

8.

Please indicate the purpose of the increase in authorized shares of common stock, especially in light of the fact that the number of outstanding shares will decrease as a result of the reverse stock split.

We have added the following sentence to the section:

“The Board of Directors believes that the increase in the authorized number of shares of common stock will be beneficial to the Company in that it will allow for potential acquisitions of operating businesses or to allow the sale of equity to raise additional capital for the Company.”

Purpose of Proposed Name Change. page 6

9.

Please clarify what the “new business” of the company is since you are not conducting any business combinations.

We have added the following to the section:

“The Board of Directors has decided that the business of the company should be modified to seek out additional business opportunities in this and other fields.  As a result, the change of name makes a better description of the business model of the company.”

Required Approvals Obtained, page 6

10.

We note your statement that the Certificate of Amendment to the company's Certificate of Incorporation is attached to this information statement as Exhibit A; however, no such exhibit was attached.  Please amend to include this exhibit.

Transaction with Diversified Global Holdings, Inc., page 6

11.

We note that the acquisition agreement with DGH has been terminated. In this section, please clearly state that you are not involved in any type of acquisition transaction or business combination with DGH, if true.

We have added the following sentence to the section:

“Therefore, the Company IS NOT involved in any type of acquisition transaction or business combination with Diversified Global Holdings, (DGH), Inc.”

Certain Federal Income Tax Consequences, page 7

12.

We note your reference to a Reverse/Forward Split in the last paragraph on page 7.  If the Reverse Split is a Reverse/Forward Split, please revise the rest of the filing accordingly, otherwise please delete the reference.

We have revised the phrase “Reverse/Forward Split” to read “Reverse Split.”

Additional Information. Rage 8

13.

Please note that the Securities and Exchange Commission's address is 100 F Street NE, Washington, DC 20549. Please revise accordingly.

We have corrected the address of the Securities and Exchange Commission.

14.

Please revise your list of documents incorporated by reference to reflect the correct dates these filings were amended, if they were amended at all.

We have revised the list of documents incorporated by reference to reflect the correct dates the filings were amended.

15.

Since you are incorporating certain documents by reference, please include the undertaking required by Note D(2) of Schedule 14A.

We have added the following to the disclosure immediately after the items incorporated by reference,”

“We will provide without charge, to each person to whom a proxy statement is delivered, upon written or oral request of such person and by first class mail or other equally prompt means within one business day of receipt of such request, a copy of any and all of the information that has been incorporated by reference in this proxy statement (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the proxy statement incorporates).  Such requests should be directed to the Address and phone number indicated below.  This includes information contained in documents filed subsequent to the date on which definitive copies of the proxy statement are sent or given to security holders, up to the date of responding to the request.”

This letter responds to all comments contained in your letter of June 11, 2008.  We are requesting that your office expedite the review of this amendment as much as possible.

If you have any questions, please do not hesitate to call me at 631-737-8381.

Very truly yours,

Michael S. Krome

cc:

Skreem Entertainment Corp.